UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: June 18, 2009
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40- F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Agreement to Purchase Suezmax Tanker from Teekay Corporation
We have agreed to acquire from Teekay Corporation for $57.0 million a 2003-built Suezmax tanker, the Ashkini Spirit, which currently participates in the Gemini Suezmax tanker pooling arrangement managed by a subsidiary of Teekay Corporation. We intend to finance the purchase price with proceeds from a proposed public offering of our Class A Common Stock. The purchase is expected to occur upon the closing of the public offering.
2009 First Quarter Results
Our internal accounting records for the quarter ended March 31, 2009, include voyage revenues of $30.5 million and income from vessel operations of $14.9 million, compared to voyage revenues of $33.5 million and income from vessel operations of $19.1 million for the same period in the prior year. The decreases in our voyage revenues and income from vessel operations primarily relate to the decrease in spot time charter equivalent (or TCE) rates compared to the first quarter of 2008. For the first quarter of 2009, we expect an unrealized non-cash gain relating to the change in fair value of our interest rate swap derivatives as compared to an unrealized non-cash loss for the same period in 2008.
As of June 1, 2009, we had a cash balance of approximately $15.9 million, undrawn availability under our revolving credit facility of approximately $55.7  million and total consolidated debt of $317.0 million. When we acquire the Ashkini Spirit Suezmax tanker from Teekay Corporation following the closing of our public offering described above, the undrawn availability under our revolving credit facility will immediately increase by $58.0 million. Any amounts drawn under this facility are not subject to any scheduled principal repayments until at least November 2012. Giving pro forma effect to this additional undrawn availability and our use of a portion of the net proceeds of the public offering to repay outstanding debt under the revolving credit facility, as of June 1, 2009 our undrawn availability under the facility would have been approximately $129.3 million (approximately $140.2 million if the underwriters exercise their over-allotment option in full). These amounts assume a public offering price of $10.85 per share, the last reported sale price of our Class A common stock on the New York Stock Exchange on June 17, 2009.
The financial information provided above includes historical results of vessels acquired by us from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation. The Suezmax tankers Ganges Spirit and Narmada Spirit, which we acquired from Teekay Corporation on April 7, 2008, were acquired by Teekay Corporation from a third party on August 1, 2007 and are reflected in our consolidated results from that date.
Our independent registered public accounting firm has not performed a review of our preliminary financial information for the quarter ended March 31, 2009. In addition, we have not yet assessed whether the decline in market conditions caused any of our assets to be impaired for the first quarter. Any such impairment would result in an immediate charge to earnings with a corresponding reduction in shareholders’ equity. As a result, the financial information for the quarter ended March 31, 2009, may be subject to change.
Our Mix of Charters
We operate our vessels in both the spot market and under short-term (less than two years) and medium-term (at least two years but less than five years) time-charter contracts in an effort to maximize cash flow from our vessels based on Teekay Management Services Ltd.’s outlook for freight rates, oil tanker market conditions and global economic conditions. Teekay Management Services Ltd. is a subsidiary of Teekay Corporation and provides to us certain commercial, technical, administrative and strategic services pursuant to a long-term management agreement. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. As of June 1, 2009, six of our Aframax tankers and one of our Suezmax tankers operated under fixed-rate, time-charter contracts with our customers, with scheduled expiration dates between August 2009 and May 2012. The Suezmax fixed-rate charter has a profit sharing component. Our remaining three Aframax tankers and one Suezmax tanker participated in pooling arrangements primarily focused on spot voyages. Our Aframax tanker Nassau Spirit operates under a fixed-rate time charter through August 2009 at a daily rate of $39,000. We and Teekay Corporation each have an option to extend the time charter for one year at a daily rate of $32,500 and $39,250, respectively. As of June 1, 2009, we had fixed 57% and 44% of our anticipated operating days for the remainder of 2009 and for 2010, respectively, at an average TCE rate of approximately $30,000 per day. This average rate exceeds our realized average Aframax and Suezmax spot TCE rates for the period from April 1 to June 1, 2009 of approximately $16,000 per day and approximately $25,000 per day, respectively.
Other Items
We pay a variable cash dividend each quarter on our Class A and Class B common stock of all our Cash Available for Distribution, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives. We currently reserve on a quarterly basis $2.0 million for drydocking expenses and $0.9 million for repayment obligations under our loan facility, which reserves commenced for the first quarter of 2009 and the fourth quarter of 2008, respectively.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: June 18, 2009	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer